Exhibit 12

Ratio of Earnings to Fixed Charges

The following table sets forth the company’s ratio of earnings to fixed charges for the stated time periods. For purposes of calculating the ratio of earnings to fixed charges, earnings means income (loss) from continuing operations plus amortization of capitalized interest and fixed charges, less capitalized interest, and fixed charges means interest expense including capitalized interest plus the portion of rent expense considered representative of interest.

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
Ratio of earnings to fixed charges	(1)	(1)	1.68	(1)	(1)	(1)	(1)

(1)	Earnings were insufficient to cover fixed charges by $82.5 million for fiscal year 2007, $40.5 million for fiscal year 2008, $126.6 million for fiscal year 2010, $126.0 million for fiscal year 2011, $67.3 million and $197.5 million for the nine months ended September 30, 2011 and 2012, respectively.